Exhibit 99.1

NEWS RELEASE

Toronto, July 8, 2021

Franco-Nevada To Release Second Quarter 2021 Results

Second Quarter Results Release:	August 11th after market close
Conference Call and Webcast:	August 12th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until August 19th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 467266 #

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com